# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wix.com Ltd., CIK 0001576789
CUSIP: M98068105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5 Yunitsman St., Tel Aviv, Israel (L3), 6936025
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000820027

## Reporting persons
- Ameriprise Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,336,469; sole dispositive power 0; shared dispositive power 6,782,887; aggregate amount beneficially owned 6,782,887 (12.3% of the class)
- Columbia Management Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,336,469; sole dispositive power 0; shared dispositive power 6,602,912; aggregate amount beneficially owned 6,602,912 (12% of the class)
- Columbia Seligman Technology and Information Fund: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 4,112,537; shared voting power 0; sole dispositive power 0; shared dispositive power 4,112,537; aggregate amount beneficially owned 4,112,537 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Wix.com Ltd.
Address of issuer's principal executive offices: 5 Yunitsman St., Tel Aviv, Israel, 6936025

## Item 2. Person Filing
Name of person filing:
(a) Ameriprise Financial, Inc. ("AFI")
(b) Columbia Management Investment Advisers, LLC ("CMIA")
(c) Columbia Seligman Technology and Information Fund ("Fund")
Address of principal business office or, if none, residence:
(a) 145 Ameriprise Financial Center, Minneapolis, MN 55474
(b) 290 Congress Street, Boston, MA 02210
(c) 290 Congress Street, Boston, MA 02210
Citizenship:
(a) Delaware
(b) Minnesota
(c) Massachusetts

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.
CMIA and AFI do not directly own any shares of Common Stock of the issuer. As the investment adviser to the Fund and various other unregistered and registered investment companies and other managed accounts, CMIA may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by the Fund.
As the parent holding company of CMIA, AFI may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.
Each of AFI and CMIA, and the subsidiaries identified on the attached Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.
Percent of class: The information required by Item 4(b) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
To the knowledge of AFI, CMIA and the Fund, no other persons besides AFI, CMIA and the Fund and those persons for whose shares of common stock CMIA and AFI report beneficial ownership have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities of the issuer reported herein. As of March 31, 2026, only the Fund owned more than 5% of the class of securities reported herein.

Any remaining shares reported herein by CMIA are held by various other funds or accounts managed by CMIA which each have the right to receive any dividends paid by the issuer and could terminate their respective investment advisory relationship with CMIA and then subsequently direct the use of proceeds from the sale of the common stock owned by such fund or account. To CMIA's knowledge, none of these other funds or accounts own more than 5% of the outstanding shares of the issuer as of March 31, 2026.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: AFI: See Exhibit I

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Exhibit II Joint Filing Agreement

## Signatures
- Ameriprise Financial, Inc.: /s/ Michael G. Clarke, Michael G. Clarke, Senior Vice President, North America Head of Operations & Investor Services (05/15/2026)
- Columbia Management Investment Advisers, LLC: /s/ Michael G. Clarke, Michael G. Clarke, Senior Vice President, North America Head of Operations & Investor Services (05/15/2026)
- Columbia Seligman Technology and Information Fund: /s/ Michael G. Clarke, Michael G. Clarke, Senior Vice President & Chief Financial Officer (05/15/2026)
Comment: Contact Information
Charles Chiesa
VP Fund Treasurer Global Operations and Investor Services
Telephone: 617-385-9593